Schedule A Additional Information

Reporting Person: Veradace Capital Management LLC

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 3889 Maple Avenue, Suite 220, Dallas, TX 75219. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Veradace Capital Management LLC

Name	Title	Principal Occupation	Citizenship
Alexander Vezendan	Principal/ Chief Investment Officer	Principal of Veradace Capital Management LLC	United States

Beneficial Ownership of Each Director, Executive Officer and Control Person of the Reporting Persons

The aggregate number and percentage of the class of securities of the Issuer beneficially owned by each director and executive officer of, and each person controlling, the Reporting Persons is set forth below.

Name	Aggregate Number	Percentage of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
John Conlin	7,190,590	8.5%	0	7,190,590	0	7,190,590
Alexander Vezendan	7,260,090	8.6%	0	7,190,590	69,500	7,190,590
Veradace Capital Management LLC	7,190,590	8.5%	0	7,190,590	0	7,190,590
Veradace Partners L.P.	7,190,590	8.5%	0	7,190,590	0	7,190,590

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

The name and present principal occupation or employment of each Reporting Person is set forth below. Except as otherwise described herein, the business address of each person named below is 3889 Maple Avenue, Suite 220, Dallas, TX 75219. Each natural person named below is a citizen of the United States of America. During the last five years, no person named below has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.

Schedule A

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

Security Type	Date	Securities Purchased	Securities Sold	Price
Equity	2/26/2026	10000		2.95
Equity	2/27/2026	63,000		2.80
Equity	3/2/2026	14,000		2.88
Equity	3/4/2026	200		5.00
Equity	3/5/2006	20,000		2.98
Equity	3/9/2026	17,524		2.80
Equity	3/10/2026	11,000		3.11
Equity	3/11/2026	95,100		5.00
Equity	3/12/2026	34,800		5.00
Equity	3/19/2026	10,700		2.90
Equity	3/20/2026	10,000		2.59
Equity	3/25/2026	20,000		2.98
Equity	4/1/2026	27,800		5.00
Equity	4/2/2026	25000		2.55
Equity	4/17/2026		45,000	4.17
Equity	4/21/2026		9,514	4.05